Exhibit 99.1

ITAÚ UNIBANCO HOLDING S.A.     CNPJ 60.872.504/0001-23 A Publicly-Held Company NIRE 35300010230 ANNOUNCEMENT TO THE MARKET ITAÚ UNIBANCO HOLDING S.A. (“Bank” or “Itaú Unibanco”) announces to its investors and to the market that it has decided not to exercise its call option on December 12, 2022 of the US$ 1.25 Billion Perpetual Additional Tier I Bonds (“AT1 Notes”) issued with a fixed rate of 6.125% on December 12, 2017 (ISIN: USP5R6DPAA84 and US46556UAB08). The decision not to exercise the call at this moment is due to economic factors such as higher refinance cost, current market depth and volatility. The Bank continues to be strongly capitalized with 11.1% CET1 and 14.1% Total Capital ratios as of the second quarter of 2022. The AT1 Notes coupon of 6.125% will be applicable until December 12, 2022. After this date, the coupon will be reset based on the initial credit spread of 398 bps plus the prevailing 5 years US Treasury as defined in the Final Terms of the AT1 Notes. The new coupon will be valid until December 12, 2027 or until the call is exercised, whichever occurs before. After the first call option date (December 12, 2022), the AT1 Notes will be subject to semi-annual call options on June 12 and December 12 of each year. Itaú Unibanco will continue to monitor the market very closely and will seek opportunities that are aligned with its strategy to exercise the AT1 Notes call option. São Paulo (SP), October 26, 2022. RENATO LULIA JACOB Group Head of Investor Relations and Market Intelligence Note: This announcement to the market does not constitute an offer to sell or the solicitation of an offer to buy the Bank’s securities and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction.